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SEC FILE NUMBER
000-50261

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
                G REIT Liquidating Trust

Full Name of Registrant
                G REIT, Inc.

Former Name if Applicable
                1551 N. Tustin Avenue, Suite 200

Address of Principal Executive Office (Street and Number)
                Santa Ana, California 92705

City, State and Zip Code

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV— OTHER INFORMATION

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
G REIT Liquidating Trust (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) by March 31, 2009, the prescribed due date, without unreasonable effort or expense, because the Company requires additional time for compilation and review of information to better understand the possible implications of an anticipated decrease in the Company’s fair value of real estate investments, which is required to be included in the Form 10-K. The Company intends to file the Form 10-K as promptly as practicable and no later than the 15th calendar day following the date on which the Form 10-K was due.
(Attach extra sheets if needed)
PART IV— OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mathieu Streiff	714	975-2241

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has assessed the fair value of its real estate investments for the period from January 28, 2008 to December 31, 2008, and anticipates recognizing a decrease in the fair value of its real estate investments of approximately $16,204,000, as compared to a decrease of $6,325,000 for the year ended December 31, 2007. This decrease is a result of the change in the expected liquidation value of the properties as of December 31, 2008.
G REIT Liquidating Trust

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 31, 2009

By:	/s/ Gary T. Wescombe
Gary T. Wescombe
Chairman of the Trustees